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March 8, 2001


VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Elliott Staffin
      Mail Stop 4-6

            RE:   Motive Communications, Inc.
                  Request for Withdrawal of Registration Statement on Form S-1 File No. 333-41330

Dear Mr. Staffin:

  In light of current unfavorable market conditions, Motive Communications, Inc. (the "Company") hereby requests (i) withdrawal of its Registration Statement on Form S-1 (File No. 333-41330) (the "Registration Statement") pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act") and (ii) withdrawal of its application for confidential treatment of portions of exhibits 10.8, 10.9, 10.10, 10.11, and 10.12 to the Registration Statement, which application was last filed with the Commission on January 9, 2001. No securities have been offered or sold pursuant to the Registration Statement and the Company does not believe such withdrawal to be inconsistent with the public interest or the protection of investors.

  We appreciate your assistance in this matter.


                                  Very Truly Yours,

                                  MOTIVE COMMUNICATIONS, INC.



                                  By:  /s/ SCOTT HARMON
                                       -------------------------------------
                                       Scott Harmon
                                       President and Chief Executive Officer




cc:  Tony Allen, Esq.
     Alan Dean, Esq.
     Logan Wray, Motive Communications, Inc.